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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sonia Bednarowski
Dietrich King
Bonnie Baynes
Lisa Vanjoske

Re:	Revolution Medicines, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on September 19, 2019
CIK No. 0001628171

Ladies and Gentlemen:

On behalf of our client, Revolution Medicines, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on September 19, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated October 30, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

October 30, 2019

Prospectus Summary

Overview, page 1

1.

Please revise here and throughout to avoid conclusory statements regarding your product candidates and the results of your clinical tests and preclinical studies by describing how you conducted the tests, the number of tests conducted and the range of results observed. For example, we note your disclosure on page 1 that RMC-4630 is a “potent and selective inhibitor of SHP2,” your statement on page 4 regarding your “ability to inhibit various oncogenic RAS(ON) mutants” and your statement on page 108 that you have “substantial preclinical evidence that SHP2 is a central node that can be targeted to disrupt signaling pathways that may involve activation of multiple RTKs.”

Response: In response to the Staff’s comment, the Company has revised pages 1, 3, 4, 102, 103, 104, 105, 109, 112 and 128 of the Registration Statement.

2.

We note your disclosure on page 1 and throughout regarding your “deep” pipeline and your “deep differentiated pipeline.” Please balance this disclosure here and throughout by disclosing that you have only one product candidate that is in clinical testing and that all of your other potential product candidates are in the preclinical and development stage. Similarly, please balance your disclosure on page 3 that you believe that RMC-4630 is well positioned to become the backbone of targeted therapy combinations for the treatment of various RAS-dependent tumors and your disclosure on page 109, which describes how each category of your product candidates acts to inhibit cancer cells, by addressing your early stage of clinical testing, preclinical studies and the development of product candidates.

Response: In response to the Staff’s comment, the Company has revised pages 1, 4, 102, 103, 109, 110, 112 and 119 of the Registration Statement.

3.	Please revise your pipeline chart to include a column for each clinical stage. In this regard, we note that you have combined Phases 1 and 2 into a single column.

Response: In response to the Staff’s comment, the Company has revised the pipeline chart appearing on pages 2 and 112 of the Registration Statement.

4.	Please revise to include a brief definition here of what you mean by “frontier cancer targets.”

Response: In response to the Staff’s comment, the Company has revised pages 1 and 102 of the Registration Statement.

Implications of being an emerging growth company, page 6

5.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

October 30, 2019

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

Risk Factors

Risks related to our common stock and this offering

Our amended and restated certificate of incorporation will provide for an exclusive forum, page 65

6.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “proceeding brought on [y]our behalf.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, we note that, on page 65, you state that your amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware and in the U.S. federal district courts, and, on page 179, you identify only the Court of Chancery of the State of Delaware as the exclusive forum. Please revise for consistency.

Response: In response to the Staff’s comment, the Company has revised pages 66, 67 and 182 of the Registration Statement.

Use of Proceeds, page 70

7.

Please revise to disclose an estimate of how far in the development of your multiple RAS programs the proceeds from this offering will allow you to reach. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

October 30, 2019

Response: In response to the Staff’s comment, the Company has revised page 71 of the Registration Statement, and will provide in a subsequent submission the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used. The Company respectfully advises the Staff that while the sufficiency of the net proceeds of the offering will depend on the size of the offering, the Company currently anticipates that the net proceeds from the offering, together with its existing cash, cash equivalents and marketable securities, will be sufficient to accomplish the specified purposes without material amounts of other funds.

Capitalization, page 73

8.

Please revise to disclose the appropriate short-term nature of the marketable securities included in your capitalization table as of September 30, 2019, or remove as necessary. If material, also include disclosure of your accounting and policy for such securities in your pending unaudited interim financial statements as of September 30, 2019.

Response: In response to the Staff’s comment, the Company has revised page 74 of the Registration Statement. The Company plans to include disclosure of its accounting and policy for marketable securities in its pending unaudited interim financial statements as of September 30, 2019.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies, significant judgments, and use of estimates

Stock-based compensation, page 99

9.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Our pipeline

Our SHP2 inhibitor, RMC-4630, page 111

10.

On page 111, please disclose the type of animal tested, the length of the test, the exact number of animals in each test, the dose the animals received in each test, and whether graphs (a) through (d) show the average or mean results. Similarly, please identify the animals tested in the studies described on pages 112 to 115. Also, please disclose the number of mice tested in Figure 7 on page 116. In addition, in your discussion of these studies and throughout the prospectus, please remove your assessments that the studies were effective or that your product candidates are or will be effective as only the FDA and foreign government

October 30, 2019

equivalent regulators have the authority to determine whether the product candidate is effective or safe.

Response: In response to the Staff’s comment, the Company has revised pages 113, 114, 115, 116, 117, 118 and 132 of the Registration Statement.

Our RAS(ON) portfolio

Our RAS (ON) inhibitor programs, page 120

11.

Please tell us how many times you tested the inhibitors in the studies described in Figures 13 to 20 on pages 122 to 127 and whether the graphs demonstrate the average or mean of the studies conducted. In addition, please revise to remove comparisons of your inhibitors to other inhibitors unless you have conducted a head-to-head clinical trial. In this regard, we note your comparison of RMC-5552 to other mTOR active site inhibitors on page 127. Also, in Figure 21, please disclose the number of mice tested and whether the results observed were statistically significant.

Response: In response to the Staff’s comment, the Company has revised pages 123, 124, 125, 126, 127, 128, 130, 131 and 132 of the Registration Statement.

Collaboration agreement with Sanofi, page 128

12.

We note that you are responsible for 20% of the expenses associated with the identification, validation and optimization of SHP2 inhibitors for 2018-2020 pursuant to the research plan and budget under the collaboration agreement with Sanofi. Please provide quantitative information regarding these costs, and revise your prospectus summary and throughout to clarify that you are responsible for 20% of the costs associated with the identification, validation and optimization of SHP2 inhibitors for 2018 to 2020. In addition, please describe the material terms of the Quality Agreement and Clinical Supply Agreement with Sanofi or tell us why you believe this is not necessary. In this regard, we note your disclosure on page 171.

Response: In response to the Staff’s comment, the Company has revised pages 89 and 133 of the Registration Statement to note that, under the collaboration agreement with Sanofi, the Company is responsible for 20% of all internal and external research costs incurred under the research plan for 2019 and 2020, in which the Company’s share of these costs is estimated to be approximately $2 million in total. The Company respectfully advises the Staff that it believes that descriptions of the material terms of the Quality Agreement with Sanofi-Aventis Recherche & Developpement, an affiliate of Sanofi, and the Clinical Supply Agreement with Genzyme Corporation, an affiliate of Sanofi (the “Sanofi Ancillary Agreements”) are not necessary because the descriptions of the terms of the Sanofi Ancillary Agreements are not material to investors and the Sanofi Ancillary Agreements are not material to the Company in amount or significance under the criteria established under Item 601(b)(10) of Regulation S-K promulgated under the Securities Act. Instead, the Sanofi Ancillary Agreements were disclosed solely pursuant to Item 404 of Regulation S-K promulgated under the

October 30, 2019

Securities Act (“Item 404”) because Sanofi was, at the time of the transaction, a related person (by virtue of beneficially owning more than five percent of the Company’s voting securities), the amounts involved in the transaction may have exceeded or may exceed $120,000, and Sanofi had a direct or indirect material interest in such transaction.

Financial Statements

Notes to Financial Statements

7. Acquisition of Warp Drive, page F-22

13.

Provide us your consideration of whether disaggregating the $55.8 million in-process research and development asset by individual programs would provide useful information, if such information is available.

Response: In response to the Staff’s comment, the Company has revised pages 85 and F-23 of the Registration Statement.

* * *

October 30, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder of LATHAM & WATKINS LLP

cc:	Mark A. Goldsmith, M.D., Ph.D., Revolution Medicines, Inc.
Margaret Horn, Revolution Medicines, Inc.
John C. Williams, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP